
SEC Mail Processing Section
MAY 2 7 2010
Washington, DC
193



UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washingt[on]

10031088

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46065 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. Clinton, Suite 450
(No. and Street)

| Chicago | Illinois | 60661 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Gorchoff (312) 655-8211
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 225 W. Illinois Street, Suite 300, | Chicago | Illinois | 60654 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



AB 6/2

# ACCESS FINANCIAL GROUP, INC.

## FINANCIAL STATEMENTS

## MARCH 31, 2010

Russell Novak & Company, LLP

## OATH OR AFFIRMATION

I, Nancy J. Gorchoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Financial Group, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
VICTOR JOHN CHIGAS
Notary Public - State of Illinois
My Commission Expires May 11, 2013


Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors:
Access Financial Group, Inc.

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. as of March 31, 2010, and the related statements of income, changes in liabilities subordinated to claims of creditors, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell Novak & Company, LLP

May 17, 2010

*An Independent Member of:*


Morison
International
CPAUSA
NETWORK

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377

# ACCESS FINANCIAL GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
## MARCH 31, 2010

### ASSETS

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 979,516 |
| Receivable from broker-dealer | 59,967 |
| Management and administrative fees receivable | 219,483 |
| Securities owned | 200,324 |
| Property and equipment, net of accumulated depreciation of $140,131 | 112,304 |
| Commission and fee receivable | 33,718 |
| Other assets | 68,443 |
| Deferred tax benefits | 23,500 |
| Total Assets | $ 1,697,255 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $ 261,702 |
| Deferred revenue | 6,667 |
| Income tax payable | 17,700 |
| Total Liabilities | 286,069 |
| **STOCKHOLDERS' EQUITY** | |
| Stockholders' Equity | 1,411,186 |
| Total Liabilities and Stockholders' Equity | $ 1,697,255 |

(See Accompanying Notes)

# ACCESS FINANCIAL GROUP, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED MARCH 31, 2010

| | |
|---|---|
| **REVENUES** | |
| Commissions and fees | $ 2,229,382 |
| Management and administrative fees | 1,565,518 |
| Interest income | 4,715 |
| Other income | 12,168 |
| Total Revenue | 3,811,783 |
| **EXPENSES** | |
| Commissions, clearing, and exchange fees | 1,712,948 |
| Compensation and related expenses | 1,168,708 |
| Communications and data processing | 163,833 |
| Occupancy | 191,070 |
| Other operating expenses | 237,632 |
| Interest and penalties | 1,105 |
| Total Expenses | 3,475,296 |
| INCOME BEFORE INCOME TAXES | 336,487 |
| PROVISION FOR INCOME TAXES | 110,253 |
| NET INCOME | $ 226,234 |

(See Accompanying Notes)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MARCH 31, 2010

| | |
|---|---|
| BALANCE - APRIL 1, 2009 | $ - |
| ADDITIONS (DEDUCTIONS) | - |
| BALANCE - MARCH 31, 2010 | $ - |

(See Accompanying Notes)

## ACCESS FINANCIAL GROUP, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED MARCH 31, 2010

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE - APRIL 1, 2009 | $ 1 | $ 1,096,870 | $ 58,751 | $ 1,155,622 |
| Capital contribution during the year ended March 31, 2010 | - | 30,000 | - | 30,000 |
| Dividend paid | - | - | ( 670) | ( 670) |
| Net income for the year ended March 31, 2010 | - | - | 226,234 | 226,234 |
| BALANCE - MARCH 31, 2010 | $ 1 | $ 1,126,870 | $ 284,315 | $ 1,411,186 |

* Common stock, $.01 par value; 1,000 shares authorized, 20 shares issued and outstanding

(See Accompanying Notes)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 226,234 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 23,851 |
| Deferred tax expense | | 19,500 |
| (Increase) decrease in assets: | | |
| Receivable from broker - dealer | | 112,074 |
| Management and administrative fees receivable | | 73,149 |
| Securities owned | | 3,031 |
| Commission and fee receivable | | 33,655 |
| Other assets | | 5,518 |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | | (119,747) |
| Deferred revenue | | (6,666) |
| Income tax payable | | (67,300) |
| Net Cash Provided by Operating Activities | | 303,299 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of furniture and equipment | | (15,491) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital contribution | | 30,000 |
| Dividends paid | | (670) |
| Net Cash Provided by Financing Activities | | 29,330 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 317,138 |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | | 662,378 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ | 979,516 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Income taxes paid | $ | 73,053 |

(See Accompanying Notes)

## ACCESS FINANCIAL GROUP, INC.
## NOTES TO THE FINANCIAL STATEMENTS
## MARCH 31, 2010

### Note 1 - Organization

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on April 1, 1994. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides record keeping, investment services, and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

The Company is a wholly owned subsidiary of Access Capital Group, Inc.

### Note 2 - Company Operations and Significant Accounting Policies

#### Basis of Accounting

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

#### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

#### Management and Administrative Fees Receivable

Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially at the beginning of each calendar quarter.

#### Property and Equipment

Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

#### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and accrued commissions and bonuses (deductible for financial statement purposes but not for income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

#### Advertising Costs

The Company expenses advertising costs as incurred.

Note 2 - Company Operations and Significant Accounting Policies (continued)

Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned are valued at market value.

Note 3 - Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities, except for property and equipment and other assets, are considered financial instruments as defined by Accounting Standards Codification (ASC) 825 and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Note 5 - Securities Owned

Securities owned at March 31, 2010, are as follows:

| | |
|---|---|
| U.S. Treasury, federal agencies and other government obligations | $ 200,324 |

Note 6 - Employee Benefit Plan

The Company's eligible employees may participate in a Safe Harbor 401(k) plan. In addition, the Company may make additional discretionary contributions as set forth in the plan document. The Company did not make any additional discretionary contributions for the year ending March 31, 2010.

Note 7 - Commitments

The Company leases office space under an operating lease agreement expiring on May 31, 2015. The lease is with a partnership in which the officers of the Company have an interest. Approximate future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows:

Future minimum rentals at March 31st:

| | |
|---|---|
| 2011 | $ 133,671 |
| 2012 | 137,012 |
| 2013 | 141,123 |
| 2014 | 145,357 |
| 2015 | 149,718 |
| thereafter | 25,075 |
| Total Future Minimum Rentals | $ 731,956 |

Rent expense for the year ended March 31, 2010, was $133,018 all of which was paid to the affiliated partnership.

Note 8 - Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commission receivable on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers. In addition, it is the Company's policy to monitor the creditworthiness of the broker-dealers with which it conducts business.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company has a net capital of $951,170, which is $901,170 in excess of its required net capital of $50,000. The Company's net capital ratio was .30 to 1.

Note 10 - Income Taxes

The Company's total deferred tax liabilities and deferred tax assets at March 31, 2010 are as follows:

| | | |
|---|---|---|
| Total deferred tax assets | $ | 24,700 |
| Total deferred tax liabilities | | (1,200) |
| Net deferred tax asset | $ | 23,500 |

The Company's provision for income taxes consists of the following:

| | | |
|---|---|---|
| Current federal tax expense | $ | 90,753 |
| Deferred tax expense | | 19,500 |
| | $ | 110,253 |

The Company's April 1, 2009 adoption of the Income Tax Topic of the FASB Accounting Standards Codification regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest and/or other expense. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2006.

Note 11 - Date of Management's Review

The Company has evaluated subsequent events through May 17, 2010, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

ACCESS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2010

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholder's equity | $ 1,411,186 |
| *Deductions and/or charges* | |
| Non-allowable assets: | |
| Cash | 250 |
| CRD cash account | 2,060 |
| Management and administrative fees receivable | 219,483 |
| Property and equipment, net | 112,304 |
| Commission and fee receivable | 33,718 |
| Other assets | 68,443 |
| Deferred tax benefits | 23,500 |
| Total non-allowable assets | 459,758 |
| Net Capital Before Haircuts On Securities Positions | 951,428 |
| **HAIRCUTS ON SECURITIES** | |
| *Trading and investment securities:* | |
| Haircuts on securities | 258 |
| Net Capital | $ 951,170 |
| **AGGREGATE INDEBTEDNESS** | |
| Total liabilities | $ 286,069 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Net capital requirement | $ 50,000 |
| Excess net capital | $ 901,170 |
| Excess net capital at 1,000% | 922,561 |
| Ratio of aggregate indebtedness to net capital | 30% |

ACCESS FINANCIAL GROUP, INC.
RECONCILIATION OF UNAUDITED NET CAPITAL
TO AUDITED NET CAPITAL AND UNAUDITED AGGREGATE
INDEBTEDNESS TO AUDITED AGGREGATE INDEBTEDNESS
AS OF MARCH 31, 2010

| | | |
|---|---|---|
| NET CAPITAL PER UNAUDITED COMPUTATION | $ | 968,870 |
| Adjustment for provision for income taxes | | 17,700 |
| NET CAPITAL PER AUDITED COMPUTATION | $ | 951,170 |

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION | $ | 268,369 |
| Adjustment to income tax payable | | 17,700 |
| AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION | $ | 286,069 |

**Russell Novak & Company, LLP**
Certified Public Accountants • Business Consultants



To the Board of Directors
Access Financial Group, Inc

In planning and performing our audit of the financial statements and supplemental material of Access Financial Group, Inc. (the Company), for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.




CPA USA
NETWORK

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377



A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

Russell Novak & Company, LLP
May 17, 2010